SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29127; 812-13559]

ShariahShares Exchange-Traded Fund Trust, et al.; Notice of Application

January 29, 2010

Agency:  Securities and Exchange Commission ("Commission")

Action:  Notice of an application for an order under section 6(c) of the Investment Company Act

of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act

and rule 22c-1 under the Act, under section 12(d)(1)(J) of the Act for an exemption from sections

12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act for an exemption

from sections 17(a)(1) and (a)(2) of the Act.

Summary of Application:  Applicants request an order that would permit (a) certain open-end

management investment companies and their series to issue shares ("Fund Shares") that can be

redeemed only in large aggregations ("Creation Unit Aggregations"); (b) secondary market

transactions in Fund Shares to occur at negotiated prices; (c) certain series to pay redemption

proceeds, under certain circumstances, more than seven days after the tender of Fund Shares for

redemption; (d) certain affiliated persons of the series to deposit securities into, and receive

securities from, the series in connection with the purchase and redemption of Creation Unit

Aggregations; and (e) certain registered management investment companies and unit investment

trusts outside of the same group of investment companies as the series to acquire Fund Shares.

Applicants:  ShariahShares Exchange-Traded Fund Trust (the "Trust") and Florentez Investment

Management, Inc. (the "Adviser").

<u>Filing Dates</u>:  The application was filed on July 31, 2008, and amended on September 16, 2009, and January 29, 2010.  Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

<u>Hearing or Notification of Hearing</u>:  An order granting the application will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the Commission by 5:30 p.m. on February 19, 2010 and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service.  Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>:  Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC  20549-1090; Applicants, 12 Brillantez, Irvine, CA  92620.

<u>For Further Information Contact</u>:  Bruce R. MacNeil, Senior Counsel at (202) 551-6817, or Julia Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>:  The following is a summary of the application.  The complete application may be obtained via the Commission's Web site by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1.	The Trust is registered as an open-end management investment company and is organized as a Delaware statutory trust.  The Trust will initially offer two series ("Initial Index

Funds"), each of which will track an index of selected equity securities.[1]  Applicants may

establish one or more registered investment companies in addition to the Trust that may be

formed as a separate trust or a separate series of the Trust, or one or more trusts in the future

("Future Index Funds," collectively with the Initial Index Funds, the "Index Funds").  Each

Future Index Fund will be advised by the Adviser or an entity controlling, controlled by, or under

common control with the Adviser, and comply with the terms and conditions stated in the

application.[2]

  2.  The Adviser will serve as the investment adviser to the Index Funds.  The Adviser

will be registered as an investment adviser under the Investment Advisers Act of 1940

("Advisers Act") prior to the commencement of investment operations of any Index Fund.  The

Adviser may enter into sub-advisory agreements with one or more sub-advisers with respect to

the Index Funds (the "Sub-Advisers").  Each Sub-Adviser will be registered under the Advisers

Act.  A broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act"

and such broker-dealer, a "Broker") will serve as the principal underwriter and distributor for the

Creation Unit Aggregations of Fund Shares ("Distributor").  The Distributor will not be affiliated

with the Adviser or a national securities exchange as defined in section 2(a)(26) of the Act

("Exchange").

  3.  Each Index Fund will hold certain equity securities ("Portfolio Securities")

selected to correspond generally to the price and yield performance, before fees and expenses, of

a specified equity securities index (an "Underlying Index").[3]  Certain of the Underlying Indicies

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[1]  The Initial Index Funds are ShariahShares FTSE USA Fund and ShariahShares FTSE Developed ex-US Fund.

[2]  All existing entities that intend to rely on the requested order have been named as applicants.  Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application.

[3]  The Underlying Indicies for the Initial Index Funds are FTSE Shariah USA Index and FTSE Shariah

will be comprised of equity securities issued by domestic issuers and non-domestic issuers

meeting the requirements for trading in U.S. markets ("Domestic Index"). Other Underlying

Indicies may be comprised of foreign equity securities or a combination of domestic and foreign

equity securities ("Foreign Index"). Index Funds that track Domestic Indices are referred to as

"Domestic Funds" and Index Funds that track Foreign Indices are referred to as "Foreign

Funds." No entity that creates, compiles, sponsors or maintains an Underlying Index ("Index

Provider") is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an

affiliated person of an affiliated person, of the Trust, an Index Fund, the Adviser, any Sub-

Adviser to or promoter of an Index Fund, or the Distributor. The Index Provider to the Initial

Index Funds is FTSE Group.

4.      The investment objective of each Index Fund will be to provide investment

results, before fees and expenses, that correspond generally to the price and yield performance of

its Underlying Index.[4] The value of each Index Fund's Underlying Index will be disseminated

every 15 seconds throughout the trading day. An Index Fund will utilize either a "replication" or

"representative sampling" strategy which will be disclosed with regard to each Index Fund in its

prospectus ("Prospectus").[5] An Index Fund using a replication strategy will invest in the

Component Securities in its Underlying Index in approximately the same proportions as in the

Developed ex US Index.

[4]     Applicants represent that an Index Fund will invest at least 80% of its total assets, exclusive of securities lending collateral, in the component securities that comprise its Underlying Index ("Component Securities") or, in the case of Foreign Funds, Component Securities and depositary receipts representing such securities. "Depositary Receipts" will typically be American Depositary Receipts but may include Global Depositary Receipts and Euro Depositary Receipts. Each Index Fund also may invest up to 20% of its assets in certain futures, stock options, options on stock index futures and swap contracts as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, as well as in stocks not included in its Underlying Index, but which the Adviser or Sub-Adviser believes will help the Index Fund track its Underlying Index.

[5]     All representations and conditions contained in the application that require an Index Fund to disclose particular information in the Index Fund's Prospectus and/or annual report shall be effective with respect to the Index Fund until the time that the Index Fund complies with disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

Underlying Index. An Index Fund using a representative sampling strategy will invest in some, but not necessarily all of the Component Securities.[6] This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index basket that contains hundreds of Component Securities, or in certain instances, when a Component Security is illiquid. Applicants anticipate that an Index Fund that uses representative sampling will not track the performance of its Underlying Index with the same degree of accuracy as an investment vehicle that invests in every Component Security of the Underlying Index with the same weighting as the Underlying Index. Applicants expect that each Index Fund will have a tracking error relative to the performance of its Underlying Index of less than 5 percent.

5. Funds Shares will be sold at a price between $40 and $250 in Creation Unit Aggregations which will have an initial price range of $1,000,000 to $25,000,000. All orders to purchase Creation Unit Aggregations must be placed with the Distributor by or through a party that has entered into an agreement with the Distributor ("Authorized Participant"). The Distributor will be responsible for transmitting the orders to the Index Funds. An Authorized Participant must be either: (a) a broker-dealer or other participant in the continuous net settlement system of the National Securities Clearing Corporation, a clearing agency registered with the Commission, or (b) a participant in the Depository Trust Company ("DTC", and such participant, "DTC Participant"). Fund Shares generally will be sold in Creation Unit Aggregations in exchange for an in-kind deposit by the purchaser of a portfolio of securities designated by the Adviser or the Sub-Adviser to correspond generally to the price and yield performance of the relevant Underlying Index (the "Deposit Securities"), together with the

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[6] Under the representative sampling strategy, stocks are selected for inclusion in an Index Fund to have aggregate investment characteristics, fundamental characteristics, and liquidity measures similar to those of the Index Fund's Underlying Index taken in its entirety.

deposit of a specified cash payment ("Balancing Amount").  The Balancing Amount is an amount equal to the difference between (a) the net asset value ("NAV") (per Creation Unit Aggregation) of an Index Fund and (b) the total aggregate market value (per Creation Unit Aggregation) of the Deposit Securities.[7]  An Index Fund may permit a purchaser of Creation Unit Aggregations to substitute cash in lieu of depositing some or all of the requisite Deposit Securities if the Adviser or Sub-Adviser believed such method would reduce the Index Fund's transaction costs or enhance the Index Fund's operating efficiency.[8]

6.      An investor purchasing or redeeming a Creation Unit Aggregation from an Index Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase or redemption of Creation Unit Aggregations.[9]  The exact amounts of Transaction Fees relevant to each Index Fund (including the maximum Transaction Fee) will be fully disclosed in the Prospectus of such Index Fund.  The method for calculating the Transaction Fees will be disclosed in each Prospectus or statement of additional information ("SAI").  The Distributor will be responsible for delivering a Prospectus to those persons purchasing Creation Unit Aggregations, and for

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[7]      Each Index Fund will sell and redeem Creation Unit Aggregations on a "Business Day" which includes any day that an Index Fund is required to be open under Section 22(e) of the Act.  Each Business Day, prior to the opening of trading on the primary listing Exchange, the list of names and amount of each security constituting the current Deposit Securities and the Balancing Amount, effective as of the previous Business Day, will be made available.  Any Exchange on which Fund Shares are listed will disseminate, every 15 seconds during its regular trading hours, through the facilities of the Consolidated Tape Association, an amount per Fund Share representing the sum of the estimated Balancing Amount and the current value of the Deposit Securities.

[8]      Applicants state that in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate exclusively on an "in-kind" basis.  Applicants also note that when a substantial rebalancing of a Foreign Fund's portfolio is required, the Adviser or Sub-Adviser might prefer to receive cash rather than stocks so that the Foreign Fund may avoid transaction costs involved in liquidating part of its portfolio to achieve the rebalancing.

[9]      Where an Index Fund permits a purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Securities, including operational, processing and brokerage costs, and part or all of the spread between the expected bid and the offer side of the market relating to such Deposit Securities.

maintaining records of both the orders placed with it and the confirmations of acceptance furnished.  In addition, the Distributor will maintain a record of the instructions given to the applicable Index Fund to implement the delivery of Fund Shares.

7.	Purchasers of Fund Shares in Creation Unit Aggregations may hold such Fund Shares or may sell such Fund Shares into the secondary market.  Fund Shares will be listed and traded on an Exchange.  It is expected that one or more member firms of a listing Exchange will be designated to act as a specialist or market maker and maintain a market for Fund Shares trading on the Exchange (each a "Market Maker").  Prices of Fund Shares trading on an Exchange will be based on the current bid/offer market.  Fund Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

8.	Applicants expect that purchasers of Creation Unit Aggregations will include institutional investors and arbitrageurs (which could include institutional investors).  A Market Maker, in providing a fair and orderly secondary market for the Fund Shares, also may purchase Creation Unit Aggregations for use in its market-making activities.  Applicants expect that secondary market purchasers of Fund Shares will include both institutional investors and retail investors.[10]  Applicants expect that the price at which Fund Shares trade will be disciplined by arbitrage opportunities created by the ability to continually purchase or redeem Creation Unit Aggregations at their NAV, which should ensure that Fund Shares will not trade at a material discount or premium.

9.	Fund Shares will not be individually redeemable, and owners of Fund Shares may acquire those Fund Shares from the Index Fund, or tender such Fund Shares for redemption to

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[10]	Fund Shares will be registered in book-entry form only.  DTC or its nominee will be the registered owner of all outstanding Fund Shares.  DTC or DTC Participants will maintain records reflecting beneficial owners of Fund Shares.

the Index Fund, in Creation Unit Aggregations only. To redeem, an investor will have to accumulate enough Fund Shares to constitute a Creation Unit Aggregation. Redemption orders must be placed by or through an Authorized Participant. An investor redeeming a Creation Unit Aggregation generally will receive (a) Portfolio Securities designated to be delivered for Creation Unit Aggregation redemptions ("Fund Securities") on the date that the request for redemption is made[11] and (b) a "Cash Redemption Payment," consisting of an amount calculated in the same manner as the Balancing Amount, although the actual amount of the Cash Redemption Payment may differ from the Balancing Amount if the Fund Securities are not identical to the Deposit Securities on that day. An investor may receive the cash equivalent of a Fund Security in certain circumstances, such as if the investor is constrained from effecting transactions in the security by regulation or policy.

10.    Neither the Trust nor any Index Fund will be marketed or otherwise held out as an "open-end investment company" or a "mutual fund." Instead, each Index Fund will be marketed as an "exchange-traded fund," an "investment company," a "fund," or a "trust." All marketing materials that describe the features or method of obtaining, buying or selling Creation Unit Aggregations or Fund Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Fund Shares are not individually redeemable and that the owners of Fund Shares may purchase or redeem Fund Shares from the Index Fund in Creation Unit Aggregations only. The same approach will be followed in the SAI, shareholder reports and investor educational materials issued or circulated in connection with the Fund Shares. The Index Funds will provide

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[11]    As a general matter, the Deposit Securities and Fund Securities will correspond pro rata to the securities held by each Index Fund, but Fund Securities received on redemption may not always be identical to Deposit Securities deposited in connection with the purchase of Creation Unit Aggregations for the same day. The Index Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933.

copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders.

<u>Applicants' Legal Analysis</u>:

1.      Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act,  under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2.      Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act.  Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

<u>Sections 5(a)(1) and 2(a)(32) of the Act</u>

3.      Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer.  Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent.  Because Fund Shares will not be individually redeemable, applicants request an order that would permit the Index Funds to register as open-end management investment companies and issue Fund Shares that are redeemable in Creation Units Aggregations only.  Applicants state that investors may purchase Fund Shares in Creation Unit Aggregations and redeem Creation Unit Aggregations from each Index Fund.  Applicants further state that because Creation Unit Aggregations may always be purchased and redeemed at NAV, the market price of the Fund Shares should not vary substantially from their NAV.

<u>Section 22(d) of the Act and Rule 22c-1 under the Act</u>

4.      Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security, which is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus.  Rule 22c-1 under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV.  Applicants state that secondary market trading in Fund Shares will take place at negotiated prices, not at a current offering price described in an Index Fund's Prospectus, and not at a price based on NAV.  Thus, purchases and sales of Fund Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act.  Applicants request an exemption under section 6(c) from these provisions.

5.      Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Fund Shares.  Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at less than the published sales price and who could pay investors a little more than the published redemption price.

6.      Applicants believe that none of these purposes will be thwarted by permitting Fund Shares to trade in the secondary market at negotiated prices.  Applicants state that (a) secondary market trading in Fund Shares does not directly involve Index Fund assets and will not result in dilution of an investment in Fund Shares, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand.  Therefore, applicants assert that secondary market transactions in Fund Shares will not lead to discrimination or preferential treatment among purchasers.  Finally, applicants contend that the proposed distribution system will be orderly because competitive forces in the marketplace will ensure that the difference between the market price of Fund Shares and their NAV remains narrow.

Section 22(e)

7.      Section 22(e) generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption.  Applicants state that settlement of

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redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund. Applicants state that delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, may require a delivery process longer than seven calendar days for the Foreign Funds. Applicants request relief under section 6(c) of the Act from section 22(e) to allow the Foreign Funds to pay redemption proceeds up to fourteen calendar days after the tender of a Creation Unit Aggregation for redemption. Except as disclosed in the relevant Foreign Fund's Prospectus and/or SAI, applicants expect that each Foreign Fund will be able to deliver redemption proceeds within seven days.[12] With respect to future Foreign Funds, applicants seek the same relief from section 22(e) only to the extent that circumstances similar to those described in the application exist.

8.      Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that section 22(e) was designed to prevent. Applicants state that the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days, and the maximum number of days, up to fourteen calendar days, needed to deliver the proceeds for each Foreign Fund. Applicants are not seeking relief from section 22(e) with respect to Foreign Funds that will not effect in-kind purchases and redemptions of Creation Unit Aggregations.

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[12]      Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1.

<u>Section 12(d)(1)</u>

9.     Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.     Applicants request an exemption to permit management investment companies ("Purchasing Management Companies") and unit investment trusts ("Purchasing Trusts") registered under the Act that are not sponsored or advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser and are not part of the same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the Index Funds (collectively, "Purchasing Funds") to acquire Fund Shares beyond the limits of section 12(d)(1)(A).  Purchasing Funds do not include the Index Funds.  In addition, applicants seek relief to permit the Index Funds or any Broker to sell Fund Shares to a Purchasing Fund in excess of the limits of section 12(d)(1)(B).

11.     Each Purchasing Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act (the "Purchasing Fund Adviser") and may be sub-advised by an adviser(s) within the meaning of section 2(a)(20)(B) of the Act

("Purchasing Fund Sub-Adviser"). Any investment adviser to a Purchasing Fund will be registered under the Advisers Act. Each Purchasing Trust will be sponsored by a sponsor ("Sponsor").

12. Applicants submit that the proposed conditions to the relief requested, including the requirement that Purchasing Funds enter into an agreement with an Index Fund for the purchase of Fund Shares (a "Purchasing Fund Agreement"), adequately address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

13. Applicants believe that neither the Purchasing Funds nor a Purchasing Fund Affiliate would be able to exert undue influence over the Index Funds.[13] To limit the control that a Purchasing Fund may have over an Index Fund, applicants propose a condition prohibiting a Purchasing Fund Adviser or a Sponsor, any person controlling, controlled by, or under common control with a Purchasing Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by a Purchasing Fund Adviser or Sponsor, or any person controlling, controlled by, or under common control with a Purchasing Fund Adviser or Sponsor ("Purchasing Fund Advisory Group") from controlling (individually or in the aggregate) an Index Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Purchasing Fund Sub-Adviser, any person controlling, controlled by or under common control with the Purchasing

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[13] A "Purchasing Fund Affiliate" is a Purchasing Fund Adviser, Purchasing Fund Sub-Adviser, Sponsor, promoter, and principal underwriter of a Purchasing Fund, and any person controlling, controlled by, or under common control with any of those entities. A "Fund Affiliate" is an investment adviser, promoter, or principal underwriter of an Index Fund and any person controlling, controlled by, or under common control with any of these entities.

Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Purchasing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Purchasing Fund Sub-Adviser ("Purchasing Fund Sub-Advisory Group").

14.    Applicants propose other conditions to limit the potential for undue influence over the Index Funds, including that no Purchasing Fund or Purchasing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Index Fund) will cause an Index Fund to purchase a security in any offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting").  An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Purchasing Fund Adviser, Purchasing Fund Sub-Adviser, employee or Sponsor of the Purchasing Fund, or a person of which any such officer, director, member of an advisory board, Purchasing Fund Adviser, Purchasing Fund Sub-Adviser, employee, or Sponsor is an affiliated person (except that any person whose relationship to the Index Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

15.    Applicants assert that the proposed conditions address any concerns regarding excessive layering of fees.  The board of directors or trustees of any Purchasing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will find that the advisory fees charged to the Purchasing Management Company are based on services provided that will be in addition to, rather than duplicative of, services provided under the

advisory contract(s) of any Index Fund in which the Purchasing Management Company may

invest.  In addition, except as provided by condition 12, a Purchasing Fund Adviser or a trustee

("Trustee") or Sponsor of a Purchasing Trust will, as applicable, waive fees otherwise payable to

it by the Purchasing Fund in an amount at least equal to any compensation (including fees

received pursuant to any plan adopted by an Index Fund under rule 12b-1 under the Act)

received by the Purchasing Fund Adviser or Trustee or Sponsor or an affiliated person of the

Purchasing Fund Adviser, Trustee or Sponsor, from the Index Fund in connection with the

investment by the Purchasing Fund in the Index Fund.  Applicants state that any sales charges or

service fees charged with respect to shares of a Purchasing Fund will not exceed the limits

applicable to a fund of funds set forth in National Association of Securities Dealers ("NASD")

Conduct Rule 2830.[14]

16.    Applicants submit that the proposed arrangement will not create an overly complex

fund structure.  Applicants note that no Index Fund may acquire securities of any investment

company or company relying on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits

contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief

from the Commission permitting the Index Fund to purchase shares of other investment

companies for short-term cash management purposes.  To ensure that Purchasing Funds comply

with the terms and conditions of the requested relief from section 12(d)(1), any Purchasing Fund

that intends to invest in an Index Fund in reliance on the requested order will be required to enter

into a Purchasing Fund Agreement between the Index Fund and the Purchasing Fund requiring

the Purchasing Fund to adhere to the terms and conditions of the requested relief.  The

Purchasing Fund Agreement also will include an acknowledgement from the Purchasing Fund

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[14]     All references to NASD Conduct Rule 2830 also includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

that it may rely on the requested order only to invest in the Index Funds and not in any other investment company.

17.     Applicants also note that an Index Fund may choose to reject a direct purchase of Fund Shares in Creation Unit Aggregations by a Purchasing Fund.  To the extent that a Purchasing Fund purchases Fund Shares in the secondary market, an Index Fund would still retain its ability to reject initial purchases of Fund Shares made in reliance on the requested order by declining to enter into the Purchasing Fund Agreement prior to any investment by a Purchasing Fund in excess of the limits of section 12(d)(1)(A).

Section 17(a)(1) and (2) of the Act

18.     Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliates"), from selling any security to or purchasing any security from the company.  Section 2(a)(3) of the Act defines "affiliated person" to include (a) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by the other person, and (c) any person directly or indirectly controlling, controlled by or under common control with the other person.  Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities.

19.     Applicants request an exemption from section 17(a) of the Act pursuant to sections 17(b) and 6(c) of the Act to permit persons to effectuate in-kind purchases and redemptions with an Index Fund when they are affiliated persons, or second-tier affiliates of an Index Fund solely by virtue of one or more of the following:  (a) holding 5% or more, or in excess of 25%, of the

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outstanding Fund Shares of one or more Index Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the Fund Shares of one or more other registered investment companies (or series thereof) advised by the Adviser, or an entity controlling, controlled by, or under common control with the Adviser.

20.     Applicants assert that no useful purpose would be served by prohibiting these types of affiliated persons from purchasing or redeeming Creation Unit Aggregations through "in-kind" transactions.  The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Unit Aggregations will be the same for all purchases and redemptions. Deposit Securities and Fund Securities will be valued in the same manner as Portfolio Securities. Therefore, applicants state that in-kind purchases and redemptions will afford no opportunity for the specified affiliated persons, or second-tier affiliates, of an Index Fund, to effect a transaction detrimental to other holders of Fund Shares.  Applicants also believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Index Funds.

21.     Applicants also seek relief from section 17(a) to permit an Index Fund that is an affiliated person of a Purchasing Fund to sell its Fund Shares to and redeem its Fund Shares from a Purchasing Fund and to engage in the accompanying in-kind transactions with the Purchasing Fund.[15]  Applicants state that the terms of the transaction are fair and reasonable.  Applicants note that any consideration paid by a Purchasing Fund for the purchase or redemption of Fund Shares directly from an Index Fund will be based on the NAV of the Index Fund.[16]  Applicants

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[15]     Applicants acknowledge that receipt of compensation by (a) an affiliated person of a Purchasing Fund, or an affiliated person of such person, for the purchase by the Purchasing Fund of Fund Shares or (b) an affiliated person of an Index Fund, or an affiliated person of such person, for the sale by the Index Fund of its Fund Shares to a Purchasing Fund may be prohibited by section 17(e)(1) of the Act.  The Purchasing Fund Agreement also will include this acknowledgement.

[16]     Applicants believe that a Purchasing Fund will purchase Fund Shares in the secondary market and will not purchase or redeem Creation Unit Aggregations directly from an Index Fund.  However, the requested relief would apply to direct sales of Creation Unit Aggregations by an Index Fund to a Purchasing Fund and direct redemptions of Fund Shares.

believe that any proposed transactions directly between the Index Funds and Purchasing Funds will be consistent with the policies of each Purchasing Fund. The purchase of Creation Unit Aggregations by a Purchasing Fund directly from an Index Fund will be accomplished in accordance with the investment restrictions of any such Purchasing Fund and will be consistent with the investment policies set forth in the Purchasing Fund's registration statement. The Purchasing Fund Agreement will require any Purchasing Fund that purchases Creation Unit Aggregations directly from an Index Fund to represent that the purchase of Creation Unit Aggregations from an Index Fund by a Purchasing Fund will be accomplished in compliance with the investment restrictions of the Purchasing Fund and will be consistent with the investment policies set forth in the Purchasing Fund's registration statement.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:[17]

ETF Relief

1.      As long as the Index Funds operate in reliance on the requested order, the Fund Shares will be listed on an Exchange.

2.      Neither the Trust nor any Index Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Index Fund's Prospectus will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of Fund Shares may acquire those Fund Shares from such Index Fund and tender those Fund Shares for redemption to the Index Fund in Creation Unit Aggregations only. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Fund Shares are not individually redeemable and

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17      See note 5, supra.

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that owners of Fund Shares may acquire those Fund Shares from an Index Fund and tender those Fund Shares for redemption to such Index Fund in Creation Unit Aggregations only.

3.        The website maintained for the Index Funds, which will be publicly accessible at no charge, will contain the following information, on a per Fund Share basis, for each Index Fund:  (a) the prior Business Day's NAV and the mid-point of the bid-ask spread at the time of the calculation of NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

4.        Each Index Fund's Prospectus and annual report will also include:  (a) the information listed in condition 3(b), (i) in the case of the Index Fund's Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Fund Share basis for one, five and ten year periods (or life of the Index Fund), (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.

5.        Each Index Fund's Prospectus will clearly disclose that, for purposes of the Act, Fund Shares are issued by such Index Fund, which is a registered investment company, and that the acquisition of Fund Shares by investment companies is subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in an Index Fund beyond the limits in section 12(d)(1), subject to certain

terms and conditions, including that the registered investment company enter into a Purchasing

Fund Agreement with the Index Fund regarding the terms of the investment.

6.      The requested relief to permit ETF operations will expire on the effective date of

any Commission rule under the Act that provides relief permitting the operation of index-based

exchange-traded funds.

Section 12(d)(1) Relief

7.      The members of a Purchasing Fund's Advisory Group will not control

(individually or in the aggregate) an Index Fund within the meaning of section 2(a)(9) of the Act.

The members of a Purchasing Fund's Sub-Advisory Group will not control (individually or in

the aggregate) an Index Fund within the meaning of section 2(a)(9) of the Act.  If, as a result of a

decrease in the outstanding Fund Shares of an Index Fund, a Purchasing Fund's Advisory Group

or a Purchasing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more

than 25% of the outstanding Fund Shares of an Index Fund, it will vote its Fund Shares in the

same proportion as the vote of all other holders of the Fund Shares.  This condition does not

apply to the Purchasing Fund's Sub-Advisory Group with respect to an Index Fund for which the

Purchasing Fund's Sub-Adviser or a person controlling, controlled by, or under common control

with the Purchasing Fund Sub-Adviser acts as the investment adviser within the meaning of

section 2(a)(20)(A) of the Act.

8.      No Purchasing Fund or Purchasing Fund Affiliate will cause any existing or

potential investment by the Purchasing Fund in an Index Fund to influence the terms of any

services or transactions between the Purchasing Fund or Purchasing Fund Affiliate and the Index

Fund or a Fund Affiliate.

9.      The board of directors or trustees of a Purchasing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Purchasing Fund Adviser and Purchasing Fund Sub-Adviser are conducting the investment program of the Purchasing Management Company without taking into account any consideration received by the Purchasing Management Company or a Purchasing Fund Affiliate from an Index Fund or a Fund Affiliate in connection with any services or transactions.

10.     No Purchasing Fund or Purchasing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Index Fund) will cause an Index Fund to purchase a security in any Affiliated Underwriting.

11.     Before investing in an Index Fund in excess of the limits in section 12(d)(1)(A), each Purchasing Fund and the Index Fund will execute a Purchasing Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers or Sponsors and Trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order.  At the time of its investment in Fund Shares in excess of the limit in section 12(d)(1)(A)(i), a Purchasing Fund will notify the Index Fund of the investment.  At such time, the Purchasing Fund will also transmit to the Index Fund a list of the names of each Purchasing Fund Affiliate and Underwriting Affiliate.  The Purchasing Fund will notify the Index Fund of any changes to the list of names as soon as reasonably practicable after a change occurs.  The relevant Index Fund and the Purchasing Fund will maintain and preserve a copy of the order, the Purchasing Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

12.     The Purchasing Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received under any plan adopted by an Index Fund under rule 12b-1 under the Act) received from an Index Fund by the Purchasing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Purchasing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Adviser, Trustee or Sponsor, or its affiliated person by an Index Fund, in connection with the investment by the Purchasing Fund in the Index Fund.  Any Purchasing Fund Sub-Adviser will waive fees otherwise payable to the Purchasing Fund Sub-Adviser, directly or indirectly, by the Purchasing Management Company in an amount at least equal to any compensation received from an Index Fund by the Purchasing Fund Sub-Adviser, or an affiliated person of the Purchasing Fund Sub-Adviser, other than any advisory fees paid to the Purchasing Fund Sub-Adviser or its affiliated person by the Index Fund, in connection with any investment by the Purchasing Management Company in an Index Fund made at the direction of the Purchasing Fund Sub-Adviser.  In the event that the Purchasing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Purchasing Management Company.

13.     Any sales charges and/or service fees charged with respect to shares of a Purchasing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

14.     Once an investment by a Purchasing Fund in Fund Shares exceeds the limits of section 12(d)(1)(A)(i) of the Act, the board of directors/trustees of an Index Fund ("Board"), including a majority of the directors or trustees that are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested Board members"), will determine that any consideration paid by the Index Fund to a Purchasing Fund or a Purchasing Fund Affiliate in

connection with any services or transactions (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by such Index Fund; (b) is within the range of consideration that the Index Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Index Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

15.     The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by an Index Fund in an Affiliated Underwriting once the investment by a Purchasing Fund in an Index Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Purchasing Fund in an Index Fund.  The Board will consider, among other things:  (a) whether the purchases were consistent with the investment objectives and policies of the Index Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Index Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Index Fund.

16.     Each Index Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by a Purchasing Fund in shares of the Index Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

17.     Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Purchasing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Index Fund in which the Purchasing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Purchasing Management Company.

18.     No Index Fund will acquire securities of any other investment company or companies relying on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the

Commission permitting the Index Fund to purchase shares of other investment companies for short-term cash management purposes.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary